February 28, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	DT House Limited Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated January 31, 2025 CIK No. 377-07662

Dear Mr. Watson, Mr. Jones, Ms. Reed and Ms. Peyser:

On behalf of our client, DT House Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 31, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 3, 2025. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated January 31, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1 submitted January 3, 2025

Cover Page

1.	We note your disclosure that you will be a “controlled company” under Nasdaq listing rules upon consummation of the offering due to Ms. Yin’s ownership of ordinary shares. Given such disclosure, please revise your statement that Ms. Yin “will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders” to state that such matters include the election of directors, amendment of organizational documents, and approval of major corporate transactions. Make conforming revisions to the risk factor disclosure at page 48 stating that Ms. Yin “has substantial influence” and “may be able to exert significant voting influence over [y]our business” and on page 4 where you discuss the Controlling Shareholder’s ownership interests after the offering. Also, on the prospectus cover page and in the definition of “Controlling Shareholder,” please state that Ms. Yin is the Chief Executive Officer of the company.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page that “Ms. Yin will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders, such matters include, among others, the election of directors, amendment of organizational documents, and approval of major corporate transactions.” and on pages ii, 4 and 47 of the Registration Statement.

Prospectus Summary

Business Overview, page 1

2.	We note your disclosure that your travel-related services are “part of [y]our corporate consultancy services around the ESG thematic” and that you believe your “travel related services would bring about a synergistic effect to [y]our corporate consultancy services from the ESG perspectives.” As disclosure elsewhere implies that your corporate consultancy and travel-related services are distinct revenue streams, please revise your disclosure to better explain how these services are related to one another. Additionally, please revise the overview of your travel-related services to acknowledge your limited activities to date. For example, we note from the business disclosure that you have entered into two merchant agreements with travel platforms Trip.com Group Limited and Fliggy, whereas here you state that customers also consist of “other travel agencies...as well as other corporations and institutes.”

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 1 and 69 of the Registration Statement.

3.	Please balance disclosure of revenues for the years ended September 30, 2023 and 2024 with disclosure of your costs and expenses for the same time period. Make conforming revisions at the outset of your business disclosure at page 70.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 1 and 69 of the Registration Statement.

Risk Factors

Risks Related to Our Business and the Industry, page 15

4.	Please ensure that the risk factors in this section reflect your current capacities and the products and services you offer. For example, at page 16 you mention “our taxation and accounting practices” and “our mix of practice offerings,” whereas it appears from pages 72-73 that you offer only ESG-related consulting services, and it is unclear which “international operations” aside from those in Hong Kong and Abu Dhabi you are referring to at page 19. Identify the “historical rate[s] of growth” and “rapid growth” you refer to at page 18 in order to provide context for your statement that you “anticipate significant continuing growth in the foreseeable future.”

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 16, 18 and 19 of the Registration Statement.

We have not entered into long-term sales agreements with our clients and our sales may fluctuate..., page 26

5.	Please elaborate on the meaning of your statement that you offer corporate consultancy services “on a modularized basis” and explain how this impacts your fee arrangements with customers. Address risks associated with the concentration of revenues among certain “major customers” in the fiscal years ended September 30, 2024 and 2023.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 26 of the Registration Statement.

Risks Related to Doing Business in the UAE

Global economic uncertainty and unfavorable global economic conditions..., page 31

6.	We note your disclosure that you may be adversely impacted by “general conditions in the global economy,” including “increased inflation,” as well as your discussion at page 62 of levels of discretionary spending due to “factors such as economic slowdown” as a major factor impacting your results of operation. If recent inflationary pressures have materially impacted your operations, please revise this risk factor to identify the types of inflationary pressures you are facing and how your business has been affected.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 30 of the Registration Statement.

Industry and Market Data, page 49

7.	As most information in this section is attributed to Mordor Intelligence, please clarify whether you commissioned any data or report from Mordor Intelligence or other third party sources. If so, disclose as much and file their written consent as an exhibit to the registration statement. Refer to Rule 436 under the Securities Act.

In response to the Staff’s comments, the Company respectfully advises the Staff that the data or report from Mordor Intelligence is publicly available.

Dilution, page 57

8.	Please tell us your consideration of deducting deferred offering costs in your calculation of net tangible book value.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 56 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Major Factors Affecting Our Results of Operations, page 62

9.	Please briefly discuss any key “regulations that mandate disclosure or reporting of [clients’] ESG or sustainability practices” that impact your clients in the regions in which you operate and, therefore, demand for your corporate consultancy services. You state here and in the related risk factor at page 23 that changes in ESG and sustainability-related regulations could impact your results of operations, but it is unclear whether any in particular are material to the level of demand for your services. For example, we note the specific references to “Sustainability Accounting Standards Board” and “MSCI ESG Ratings” at page 72.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 61 of the Registration Statement.

Business

Overview, page 70

10.	Revise the statement that your corporate consultancy clients “consist of public companies in the United States and Hong Kong, as well as...private corporations in the UAE, Hong Kong and southeast Asia” or provide additional context to clarify how this is consistent with your disclosure at page 71 that you currently “do not have any business presence in the U.S. and Singapore.” Where you discuss your expansion plans, please address associated timing and costs, to the extent known.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 69 of the Registration Statement.

Our Challenges, page 72

11.	Please enhance your discussion of the challenges facing your business to provide a level of detail comparable to that which is provided for your competitive strengths and strategies.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 71 of the Registration Statement.

Our Services

Corporate consultancy services, page 72

12.	While we note your disclosure regarding the various “packages” of ESG consulting services that you offer, please provide additional detail regarding your standard contracts or arrangements with corporate consultancy customers. For example, explain how fees are structured, the typical length of such agreements, any material termination or liability provisions, etc., and file a form of such agreement as an exhibit or tell us why you are not required to do so. Explain whether and how the ability of clients to “subscribe to [y]our AI Agent” works in tandem with these arrangements and whether any clients have actually subscribed to this artificial intelligence program.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 72 and 73 and filed its Form of Consultancy Agreement as Exhibit 10.11 of the Registration Statement.

Information Technology Infrastructure, page 73

13.

Clarify the status of development and utilization of your “AI Agent,” as the statements here and at page 24 that it “is being developed by an external information technology consultant engaged by us” and “is still under development” appear inconsistent with disclosure throughout indicating that it is already used and available to “be subscribed by [y]our clients...at a fee.” Please also provide a definition of “artificial intelligence” in the context of your business, elaborate on whether you are developing proprietary technology, utilizing open-source technology, and/or licensing the use of such technology, and explain the types and origins of data collected by your artificial intelligence platform. For example, clarify whether your artificial intelligence or machine learning models use outside data sources, such as publicly available datasets, or if they are closed-loop systems. Lastly, please enhance your risk factor disclosure to address the material risks to your business, operations, and financial condition in connection with the use and development of products using artificial intelligence technology, as we note that your risk factor disclosure at page 24 only speaks briefly to risks “if [y]our AI Agent does not work as planned.” Revise or explain your reference to “[y]our all-in-one shipping solution” in conjunction with disclosure regarding the AI Agent in this section.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 24, 25 and 73 of the Registration Statement.

Travel-related services, page 74

14.	Please provide a clear, concise explanation as to how revenues are earned and other amounts or commissions paid under the merchant agreements with Trip.com Group Limited and Fliggy. We note that you characterize these travel platforms as your “customers” throughout, but it also appears that you pay them certain annual and transaction fees and are charged commissions. Additionally, file full versions of these agreements as exhibits to the registration statement. In this regard, Exhibit 10.9 is not in translated form, and Exhibit 10.10 does not include signatures or the “fee schedule” referenced in the agreement. To the extent applicable, comply with the requirements of Item 601(b)(10)(iv) in redacting specific provisions or terms of these exhibits.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 74 and 75 of the Registration Statement and has filed the updated Exhibits 10.9 and 10.10.

15.	Please clarify whether the “travel suppliers” discussed in your risk factor disclosure at page 29 are distinct from the “travel platforms” with which you have entered into merchant agreements. If so, please address the role of travel suppliers in this aspect of your business and disclose whether you are dependent on any in particular.

In response to the Staff’s comments, the Company respectfully advises the Staff that the “travel suppliers” discussed at page 29 are distinct from the “travel platforms” with which it has entered into merchant agreements. The Company has included the referenced disclosure at pages 28 and 75 of the Registration Statement.

Regulations, page 79

16.	For each of the government regulations that you identify and summarize, please also describe their material effects on your business. Refer to Item 4.B.8 of Form 20-F. For example, it is unclear how trademark and copyright laws impact your business given disclosure at page 78 that you have no trademark or patents, and while data privacy regulations are discussed in risk factors as potentially materially affecting your business, your discussion of Hong Kong and UAE data protection laws does not provide detail as to how they impact you.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has removed the government regulations that have no material effects on its business in the Registration Statement.

Related Party Transactions, page 99

17.	Please explain the basis on which Sealion Venture Partners Ptd. Ltd. is a related party by identifying its controlling shareholder that is the CFO designate of the company. Additionally, we note that the company acquired UFox in June 2024 from Lilin Hu, one of your executive officers. Please provide the information required by Item 7.B with respect to this transaction or explain why you believe you are not required to do so.

In response to the Staff’s comments, the Company respectfully submits that Sealion Venture Partners Pte. Ltd. (“Sealion”) is a related party of the Company as the controlling shareholder of Sealion has owned approximately 21.4% equity interests in the Company since September 3, 2024. However, transactions with Sealion should not be disclosed as related party transactions as the transactions occurred before September 3, 2024.

In addition, the Company respectfully submits that as Lilin Hu is an independent third party prior to the acquisition of UFox, the acquisition of UFox in June 2024 from Lilin Hu is not a related party transaction.

Material Income Tax Considerations, page 113

18.	As you state that the discussions in this section regarding BVI and Hong Kong law constitute the opinions of Conyers and K M Lai & Li, respectively, please file the related short-form tax opinions as required by Section III.B.2 of Staff Legal Bulletin No. 19. Also revise the statement in the last paragraph of Exhibit 5.1 that counsel consents to the references to it in Enforceability of Civil Liabilities and Legal Matters to include the references to it in Material Income Tax Considerations. Finally, please revise Section 2.9 of Exhibit 5.1 to clarify that the assumption regarding “due execution and delivery thereof” is limited to parties other than the Company.

In response to the Staff’s comments, the Company has filed a short-form tax opinion as Exhibit 8.2 to the Registration Statement. The Company has also included the referenced disclosure on Section 2.9 of Exhibit 5.1.

Notes to Consolidated Financial Statements, page F-7

19.	You disclose you are a holding company and you rely on dividends and other distributions by your subsidiary for your cash and financing requirements. Please explain to us your consideration and application of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not subject to limitations of payment of dividends as stipulated by Rule 4-08(e), since the registrant ultimately holds 100% ownership in the operating entities in the UAE and Hong Kong that do not prohibit dividends payment to an entity’s shareholders. Neither is a condensed financial statement as required by Rule 5-04(c) needed.

General

20.	Please provide us with additional information regarding the level of operations that you conduct in Hong Kong. In this regard, we note that you “derive a significant part of [y]our revenue from operations in Hong Kong,” generated all revenues in Hong Kong in 2023, and generated half of all revenues in Hong Kong in 2024. We further note that one director nominee and some percentage of employees are located in Hong Kong, and that you have provided some but not all disclosure sought by the Sample Letter to China-Based Companies issued by the Staff in December 2021. We also note that your operating subsidiary in the UAE was not formed until August 2024. Provide further details, including the location of your employees and major customers and/or suppliers and the percentage of revenues generated in Hong Kong thus far in 2025 (if possible), that would help us better understand whether you are based in or have a majority of your operations in Hong Kong.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not based nor has a majority of operations in Hong Kong. For the period from October 1, 2024 to December 31, 2024, less than 20% of the revenue is generated in Hong Kong. Save for one director nominee, all other directors and officers are not based in Hong Kong. Furthermore, as of December 31, 2024, out of 8 employees, 6 employees are based in Hong Kong. During such period, we have not transacted with any suppliers in Hong Kong.

21.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Staff’s comment, the Company will provide the Staff with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions or further comments regarding the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Sacha M. CHEONG	文錦明	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Jay C. CHIU	邱志藩	Iris M.K. LEUNG	梁美琪	Christopher TUNG	董彥華
Paul R. HASWELL	何 威	Scott D. PETERMAN	畢德民	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安